Exhibit 12.1
Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Nov. 1,	Oct. 31,	Oct. 30,	Oct. 29,	Nov. 3,
(In thousands, except ratios)	2008	2009	2010	2011	2012
Determination of earnings:
Income from continuing operations before provision for taxes on income	$666,102	$297,444	$901,665	$1,061,447	$813,533
Amortization of Capitalized interest	982	982	440	54	54
Fixed charges	1,607	5,243	11,388	19,892	32,529
Total earnings as defined	668,691	303,669	913,493	1,081,393	846,116

Fixed Charges:
Interest and amortization expense	81	3,853	10,226	18,892	31,525
Interest portion of rent expense	1,526	1,390	1,162	1,000	1,004
Fixed charges	1,607	5,243	11,388	19,892	32,529
Capitalized interest	—	—	—	—	—
Total fixed charges	$1,607	$5,243	$11,388	$19,892	$32,529

Ratio of earnings to fixed charges	416.1	57.9	80.2	54.4	26.0